Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Filed by Convidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Medtronic Acquires Covidien

Transforming the Landscape of Healthcare, Together.

I’d like to spend some time today updating you on the proposed acquisition of Covidien by Medtronic.

As you many know, there are two major phases of integration  during an acquisition pre close integration planning and post close implementation of those integration plans. Currently, we are in the pre close planning stage. 2

Effective integration planning requires understanding the companies’ current  operations and what capabilities, processes and people will best serve the combined company when the proposed  acquisition closes.2

We are off to a strong start and are eager to build on  that momentum. There is much work to be done before closing the transaction and integrating our two companies.1

To this end, the companies have created a structure to govern the integration process.

A Joint Steering Committee (JSC) comprised of senior leaders from  both companies will oversee an Integration Management Office

(IMO) that will lead the pre and post closing integration efforts.2

It’s important to note that until the closing of the  transaction, which is subject to certain conditions, Medtronic and Covidien will continue to operate as independent companies.1

Today, though, I would like to provide you with a closer look  at what the proposed combination of the two companies could mean for Medtronic, Covidien and our industry overall; as well as what you can expect to hear about in the coming months.

And, of course, I want take time to field any questions that  you may have. In the case that I don’t know an answer, I’ll make a note to share those questions with the IMO and our communications teams.

A Note From Legal

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic and Covidien that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

While I won’t have you read this in full, this is the requisite legal language we must show  at the beginning of any meeting related to the proposed acquisition.

A Note From Legal

Covidien Cautionary Statement Regarding Forward Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non historical facts are forward looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,”

“estimate,” “expect,” “forecast,” “outlook,”  “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,”

“project,” or other similar words, phrases or expressions. It  is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to  consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject  to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for

Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of Covidien’s existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10 K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Covidien plc accept responsibility for the information  contained in this communication relating to Covidien plc and the directors of Covidien plc and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of  Covidien plc (who have taken all reasonable care to ensure such is the case),

the information contained in this communication for which they accept responsibility is in accordance with  the facts and does not omit anything likely to affect the import of such information.

No Profit Forecast / Asset Valuations

No statement in this communication is intended to constitute a  profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will  necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic, Inc.or Covidien plc or New Medtronic as appropriate. No statement in this communication constitutes an asset valuation.

Integrity, We will conduct business with Honesty, integrity and honesty in compliance with all laws and Company policy. We Safety are committed to produce products and that are safe and of the highest quality for our customers.

Quality

as with all meetings we conduct, i also want to begin with stressing our commitment to itegrity, honesty, safety and quality.

Medtronic to Acquire Covidien

Creates the premier global medical technology and services company with unmatched breadth and patient reach.

The pending combination of Medtronic and Covidien announced in June represents a tremendous opportunity to create the world’s premier medical technology, services and solutions company.2

Both companies have an unyielding commitment to the patients and customers we serve, and recognize that  we are privileged to help improve lives and healthcare outcomes around the  world. We share a strong work ethic and value innovation, accountability, collaboration and, above all else, having compassion for those we serve. These shared values will be central  to making this transaction successful and working together in the future.1

Transforming Healthcare

Together:

$27 Billion Healthcare Leader 87,000+ Employees

Life Changing Impact for Millions of Patients

Every

seconds

As our respective teams have come together for this integration planning, we have realized the passion we share for patients around the world. By putting patients’  interests first, we know we will succeed in our efforts to transform health care. 2

Today, Medtronic impacts a patient every 3 seconds. It is our shared belief that together, we have  the ability to reach and impact more patients than ever before.

Covidien Vision

Deliver unmatched value to our customers by providing innovative solutions that improve patient outcomes, lower the cost of healthcare delivery and expand global access to care.

Core Values

Accountability Collaboration Compassion Diversity

At Covidien, our culture is driven by our Vision and Core Values of accountability, compassion,  collaboration and diversity.

Medtronic’s Mission

alleviate pain

restore health

extend life

-written in 19601

1 Medtronic mission statement: http://www.medtronic.com/about us/mission statement/

Medtronic’s culture revolves around the company’s Mission of alleviating pain, restoring health and  extending life for patients around the world.

Everything – including the way its employees work – is grounded in the Mission, a statement that has remained unchanged for more than 50 years.

Additionally, there are six tenets to the Mission:4

To contribute to human welfare…alleviate pain, restore health, and extend life;

To direct Medtronic’s growth in the areas of maximum strength  and ability;

To strive without reserve for the greatest reliability and quality;  to be recognized as a company of dedication, honesty, integrity,

and service;

To make a fair profit;

To recognize the personal worth of employees; and

To maintain good citizenship as a company.

Strong Strategic Fit

Uniquely positioned to expand our industry-leading franchises through our three differentiated strategies:

Therapy Innovation: Delivering strong

launch cadence of meaningful therapies and procedures

&

Globalization:: Addressing the inequities in healthcare access globally

Economic Value: Becoming a leader in value based healthcare by incorporating EV into our DNA

Let’s talk briefly about how our Covidien vision and strategy aligns with Medtronic’s Mission and strategy.

Both companies share a desire to understand and address the  challenges and pressures faced by health care providers and their patients around the world.3

And, as you can see, the key elements of Medtronic’s strategy  do not stray far from our own. The focus is on innovation, global access, and economic value.

Evolution of Our Strategic Goals

Strategic

Imperatives

Therapy Innovation

Globalization

Economic Value

2007 2014

And as you can see here, the Medtronic strategy focused around Therapy Innovation, Globalization and  Economic Value is a natural progression of our evolution as a company since 2007 and the introduction of Covidien 2020 last year.

Expanding Our Comprehensive Portfolio



Neurological
- Severe spasticity
- Parkinson's disease
- Essential tremor
- Dystonia*
- Hydrocephalus
- Obsessive-compulsive disorder*
- Brain tumors and lesions
- Chronic pain
- Subdural hematomas
- Cranial trauma
- Acute ischemic stroke
- Brain aneurysm
- Vascular embolization

Structural heart
- Heart valve disease
- Congenital heart disease

Coronary
- Coronary artery disease

Cardio thoracic
- Interventional lung
- Lobectomy and lung resection

Diabetes

Spinal and orthopedic
- Cervical degenerative disc disease
- Scoliosis
- Degenerative disc disease
- Spinal fracture
- Lumbar spinal stenosis
- Tibial fractures
- Orthopedic trauma

Diagnostics and Solutions
- CO_2
- Consciousness
- Pulse oximetry
- Skin integrity
- Patient & caregiver safety

Cardiac rhythm
- Atrial fibrillation
- Slow heart rates (bradycardia)
- Fast heart rates (tachycardia)
- Heart failure
- Asymptomatic heart rates

Ear, nose and throat
- Sinus diseases
- Thyroid conditions
- Otologic disorders
- Sleep-disordered breathing
- Pediatric conditions
- Ménière's disease
- Thyroidectomy
- Airway and ventilation

Endovascular
- Peripheral vascular disease
  - Arterial
  - Venous insufficiency
  - Deep vein thrombosis
  - End stage renal disease
- Aortic aneurysms

Urological, urogynecological and gastroenterological
- Overactive bladder and urinary retention
- Nausea and vomiting associated with gastroparesis*
- Fecal incontinence
- Interventional GI
  - Cholecystectomy
  - Appendectomy
- Barrett's esophagus
- Capsule endoscopy
- Bariatric bypass and sleeves
- Colon resection
- Hemorrhoidectomy
- Nutrition delivery
- Hysterectomy, fibroids and sterilization
- Salpingo-oophorectomy

* Humanitarian device in the United States – the effectiveness for this use has not been demonstrated

When you look at this slide, you can see how there is very little overlap between the two  companies’ portfolios

(MDT White, COV Yellow).

It’s impressive to see how Covidien and Medtronic, combined, can deliver a portfolio of products and services that is unmatched in today’s market.

The talent and commitment that exists among the teams at Medtronic  and Covidien is powerful and has always been a source of pride for our leaders. There is much to look forward to in our future and,

together, building on our ability to deliver new value to our  customers, patients, shareholders and each other.1

Integration overview

I’d like to end with just a quick overview of the integration process and guiding principles that the IMO has set for the various teams involved  in this effort.

Guiding Principles

Operate as independent companies until close

Keep focused on business momentum

Plan for integration now to be ready for Day 1

Focus on creating lasting value

Communicate frequently and openly

First and foremost, until the closing of the transaction, Medtronic and Covidien will continue to operate as independent companies.

For important legal and regulatory reasons, we cannot jointly approach  customers, share non-public information or work together in the marketplace until the transaction closes.

Any exchange of commercial information between the two companies can  only be conducted by a member of the integration planning team.

It is important that we remain focused on delivering on our commitments for this year and putting  each of our respective companies in the strongest position possible.

Integration Team Structure

Steering Committee

Integration Management Office

Functional/Business/Product/Regional Teams

We are off to a positive start in planning the integration of Medtronic and Covidien. As we have previously said, this proposed combination will accelerate Medtronic’s three strategic levers of Therapy Innovation, Globalization and Economic Value in realizing our vision to transform healthcare  around the world.

Recently, we announced the structure our companies have created to govern the integration planning process. A Joint Steering Committee (JSC), comprised of senior leaders from both companies, will oversee the process.

They will make key decisions which we, in turn, will implement  through our co-leadership of the Integration Management Office (IMO).

Co-leaders for Medtronic and Covidien for the IMO in the areas of Strategy, Finance, Communication and Organization have been named for Medtronic and

Covidien. These leaders assisted in launching the Functional and the  Business/Product Integration Teams announced recently. The co-leaders from these teams will be accountable for developing detailed  integration plans covering the functions and businesses

of the combined company. Their focus will be to ensure the  readiness of the new Medtronic when we begin operating as one

company after the transaction closes.

Integration: Present, Future

Right now…

Planning

Assessing Value

Defining Culture

Next Steps…

Complete “Bootcamps”

Establish cost-saving targets

Communicate

So what is the IMO working on now and what are their next steps?

Right now…

Planning: maintaining governance of the integration process and putting various operating mechanisms in place to help us get to our goals.

Value: Making sure that our functional work streams achieve the  savings targets that we need to in support of the new organization.

Culture: gain understanding of the cultural similarities and difference between Covidien and Medtronic, and shape what the new culture of the combined company will be.

Beyond the functional tasks, we have teams looking at some of the big picture issues and decisions. For example:

How might our two companies do things differently to accelerate growth?

Should certain product and service portfolios be handled by us or  by Medtronic or both?

What’s the best way to go to market?

How do we approach our providers and hospitals as this new  business entity?

We have very capable people working on developing the answers to  all of these questions. But it is important to note that, while we know the questions are out there (EXPAND ON THIS WITH QUESTIONS YOUR SPECIFIC TEAM MAY HAVE),

we are obligated to wait until after the transaction closes before we can communicate the answers broadly.

Next Steps:

Second IMO boot camp being held in Zurich end of August. These bootcamps, as we’re calling them,  are comprehensive training sessions for the functional and regional IMO teams.

Establish and finalize targets for cost-savings

Communications: Ensuring that employees stay informed about what is  happening with regard to the integration planning efforts.

Q&A

Integrating two world class companies will require the dedication and commitment not just of these leaders but of many employees throughout our organizations. We recognize that many of you remain uncertain about what the integra tion will mean to you and how the future Medtronic will be structured and operate. We remain  committed to keeping you informed of the activities of the IMO and about the transaction overall.2

I’d now like to take some time to hear what’s on  your mind, and answer questions you may have. As I mentioned earlier,

if I don’t know the answer, I will be sure to forward along the question to the IMO and communications teams for consideration.

As a reminder, there are FAQs posted to the Pulse that are being updated regularly. You should  plan to reference them often,

as many of the questions you may have are likely addressed  there.

Appendix: Content Sources Referenced in Notes

1: 6/23 Joint Message from Medtronic and Covidien CEOs

2: 8/7 IMO announcement

3: Covidien Narrative Map

4: 8/5 Covidien Published FAQs

5. IMO Functional and Business/Product Integration Team Leads